August 2, 2005

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Teton Energy Corporation
(File No. 333-105942)
Form RW - Withdrawal

Ladies and Gentlemen:

Pursuant to the General Rules and Regulations under the Securities Act of 1933, as amended, Teton Energy Corporation (f/k/a Teton Petroleum Company) (the “Registrant”) on June 6, 2003 submitted electronically via the EDGAR system its Form SB-2 for securities to be registered pursuant to the Securities Act of 1933, as amended, and subsequently filed Amendment No. 1 thereto on July 28, 2003, and Amendment No. 2 thereto on February 22, 2004 (collectively, the “Registration Statement”).

On July 16, 2004, the Company sold its then-only operating asset. Accordingly, we hereby respectively request the withdrawal of the Registration Statement 333-105942.

Sincerely,

Karl F. Arleth

President and CEO

Teton Energy Corporation • 410 17th Street, Suite 1850 • Denver, CO 80202 • Tel: 303-565-4600